Texas Rare Earth Resources Corp.
539 El Paso Street
Sierra Blanca, Texas 79851

September 2, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Texas Rare Earth Resources Corp. (the “Registrant”) Registration Statement on Form S-1, File No. 333-198457

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-198457) (the “Registration Statement”) filed by the Registrant on August 28, 2014.  Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, the following delaying amendment is hereby incorporated into the facing page of the Registration Statement following the calculation of registration fee table:

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in the City of El Paso, Texas, on September 2, 2014.

If you have any questions or comments, please do not hesitate to contact Jason K. Brenkert, Esq. at (303) 352-1133.

TEXAS RARE EARTH RESOURCES CORP.

By:	/s/ Daniel Gorski

Name:	Daniel Gorski
Title:	Chief Executive Officer